Exhibit 11.1

KORNIT DIGITAL LTD.

INSIDER TRADING POLICY

This document sets forth the Insider Trading Policy (the “Policy”) of Kornit Digital Ltd. and its subsidiaries (collectively, “Kornit”). The Policy establishes the policies and procedures that govern trading by Kornit personnel in Kornit securities and securities of any other company about which such personnel learns material, nonpublic information in the course of performing his or her duties for Kornit. The Policy has been adopted by Kornit to fulfill its responsibilities as a public company under U.S. federal securities laws to prevent insider trading and to help its personnel avoid the severe consequences associated with violations of the insider trading laws. The Policy is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with Kornit. Should you have any questions regarding this Policy, please contact the Company’s Chief Compliance Officer (the “Stock Compliance Officer”).

It is important that all Kornit personnel review the Policy carefully. Noncompliance with the Policy is grounds for disciplinary action, including and up to immediate termination. Failure to comply with the policies and procedures set forth below also can result in a serious violation of the U.S. federal securities laws by the person trading, leading to potential civil and criminal penalties on that person.

I.	Scope of Policy

All directors, officers and other employees of Kornit, and all contractors who devote all or substantially all of their time to Kornit, and if designated by the Stock Compliance Officer (1) all directors, officers and other employees of a joint venture in which Kornit has a financial interest (such a joint venture is referred to as a “Related Company”) and (2) any consultant or contractor to Kornit or a Related Company, are subject to the prohibitions set forth in this Insider Trading Policy (each such person subject to the Policy is referred to as a “Covered Person”).

The restrictions imposed by the Policy apply to trading in any Kornit securities, as well as any instrument that derives its value from the price of Kornit securities, including but not limited to, puts, calls, warrants, options and convertible securities whether or not issued by Kornit (a “Derivative Security”), subject to the qualification, as provided in Part VI of this Policy, that all Covered Persons are prohibited from engaging in certain types of transactions, including short sales of (and economically equivalent transactions relating to) Kornit securities. The restrictions imposed by the Policy also apply to trades in securities of any Related Company and any other company about which any Covered Person learns material, nonpublic information in the course of performing his or her duties for Kornit, such as securities of any company with which Kornit may be entering into or negotiating major transactions, and Derivative Securities of any of the foregoing securities.

II.	Additional Persons Subject to this Policy

Each of the policies and procedures under the Policy that is binding on a Covered Person also applies to the “Associates” of such Covered Person, which consist of: (i) any Family Member who resides in the household as a Covered Person; (ii) anyone else who lives in the household of a Covered Person; and (iii) any Family Member who does not live in the household of a Restricted Person but whose transactions in Kornit securities or Derivative Securities are directed by or subject to the influence or control of a Covered Person (such as parents or children who consult with a Covered Person before they trade in Kornit securities or Derivative Securities). For the purpose of this Policy, “Family Members” consist of the following persons: any child, stepchild, grandchild, parent, stepparent, grandparent, spouse (or comparable co-habitation relationship), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, in each case including adoptive relationships.

This Policy applies to any entities that a Covered Person controls, including any controlled corporations, partnerships or trusts, and transactions by such entities should be treated for the purposes of this Policy as if they were for the account of the Covered Person, unless the entity engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) and confirms to the reasonable satisfaction of the Stock Compliance Officer that it has established its own policies and procedures for compliance with insider trading restrictions under applicable securities laws.

Situations may exist where a Covered Person has a record ownership of or beneficial interest in securities, but has no responsibility for investment decisions, such as, for example, where the investment decisions have been delegated to an investment adviser. In such cases, this Policy is not intended to proscribe dealings in securities so long as the Covered Person has neither discussed the merits of the investment with, nor provided inside information to, the person or persons having the decision-making investment responsibility. Similarly, this Policy does not proscribe the purchase, sale or holding of an interest in a publicly traded mutual fund, even if the fund holds or trades in Kornit securities or Derivative Securities.

As set forth in a separate Addendum to this Policy and subject to Section V hereof, all directors and officers of Kornit, and any other employees of Kornit, or employees of, or consultants or contractors to, Kornit or a Related Company who are specifically designated by the Stock Compliance Officer (each such person subject to the Addendum is referred to as an “Addendum Covered Person”) are required to obtain prior approval for all trades in Kornit securities or Derivative Securities and are prohibited from holding Kornit securities in a margin account or pledging Kornit securities.

For the avoidance of doubt, it is hereby clarified that all prohibitions, policies and procedures detailed in this policy apply not only to each Covered Person, but also to his or her Associates and all persons and entities listed in this Section II, even if it is not explicitly stated so below. Each Covered Person is responsible for making sure that any Associate or other persons and entity listed in this Section II that is subject to this Policy complies with it. Any reference to “Covered Person” below shall be deemed to include such additional persons.

III.	General Insider Trading Prohibition

Any Covered Person who possesses knowledge of any “material information” concerning Kornit that has not been disclosed to the public is prohibited from (i) trading in Kornit securities or Derivative Securities, (ii) advising others to trade or to refrain from trading in Kornit securities or Derivative Securities, or (iii) disclosing the material information to any other person for the purpose of enabling such person to trade or to refrain from trading in Kornit securities or Derivative Securities. These restrictions remain in effect until the information is fully disclosed to the public or until the information, although not disclosed, ceases to be material. Generally, one should allow two full trading days following publication as a reasonable waiting period before such information is deemed to be public.

Any Covered Person who obtains, in the course of his or her employment with or engagement by Kornit, knowledge of any “material information” concerning any other company that has not been disclosed to the public is prohibited from (i) trading in securities of such other company or Derivative Securities of such other company, (ii) advising others to trade in securities of such other company or Derivative Securities of such other company, or (iii) disclosing the material information to any other person for the purpose of enabling such person to trade in securities of such other company or Derivative Securities of such other company. These restrictions remain in effect until the information is fully disclosed to the public or until the information, although not disclosed, ceases to be material.

For purposes of insider trading liability, it does not matter that delaying the transaction until the material, nonpublic information is disclosed or ceases to be material might cause the Covered Person or an Associate of a Covered Person to incur a financial loss, or whether there is some independent reason for the transaction (such as the need to raise money for an emergency expenditure). In addition, except in the limited circumstances discussed below (see “Approved Trading Plans”), it does not matter that a Covered Person or an Associate of a Covered Person may have decided to engage in a transaction before learning of the undisclosed material information. Further, it also is irrelevant that publicly disclosed information about Kornit, a Related Company or any other applicable company would, without consideration of the undisclosed material information, provide a substantial basis for engaging in the transaction. The federal securities laws do not recognize any such mitigating circumstances and further, even the appearance of an improper transaction must be avoided to preserve Kornit’s reputation for adhering to the highest standards of conduct.

Material Information

In general, information is considered material as it relates to any company if there is a substantial likelihood that a reasonable investor would consider the information important in making a decision to buy, hold or sell securities of such company. While this standard is not always easy to apply, any information that could be expected to affect the price of a company’s ordinary shares (or any other securities that derives its value from such securities), whether positive or negative, should be considered material. Some examples of information that is almost always regarded as material include: significant transactions such as pending or proposed mergers, tender offers, acquisitions or dispositions; financial forecasts (especially earnings estimates); corporate restructurings; regulatory rulings; unanticipated changes in the level of sales, earnings or expenses or earnings that are not consistent with the consensus expectations of the investment community; material changes to previously filed financial statements; credit rating changes; stock splits; stock dividends; equity or debt offerings; management changes; entry into or loss of a substantial contract not in the ordinary course of business; impending bankruptcy or the existence of severe liquidity problems; and similar matters.

Any Covered Person who has questions as to the materiality of any nonpublic information is advised to contact the Stock Compliance Officer for guidance. When in doubt as to the materiality of any nonpublic information, Covered Persons should refrain from trading.

Public Disclosure

Disclosure of material information to the public generally means the disclosure of the information in a filing with the Securities and Exchange Commission (the “SEC”) (such as Kornit’s annual report on Form 20-F or current reports on Form 6-K) or otherwise released broadly to the marketplace (such as by a press release or publication of the information on Kornit’s website and/or its official, broad-based social media accounts). More limited dissemination of the information, such as in a company communication to employees (even if it is to all employees generally) does not qualify as public disclosure. To ensure adequate disclosure, one full trading day should be permitted following public disclosure to allow the securities markets an opportunity to digest the news.

Tipping

Covered Persons who cannot trade in Kornit securities, securities of any other company, or Derivative Securities, by reason of the possession of material, nonpublic information also may not either (i) disclose such information to any other person or (ii) provide trading advice with respect to the above securities (even though the nonpublic information that provides the basis for the advice is not disclosed to the person). Any such disclosure or trading advice constitutes a violation of the federal securities laws (referred to as “tipping”) and can result in liability for both the tipper and the tippee, as well as for Kornit and supervisory personnel.

IV.	Blackout Periods

Covered Persons are prohibited from trading in Kornit securities or Derivative Securities during blackout periods, regardless of whether they actually possess material nonpublic information.

Regular Blackout Periods

There are four regular blackout periods with respect to trading per year (the “Quarterly Blackout Periods”). Each Quarterly Blackout Period begins at 12:01 a.m. Eastern time on the 16th day of the third month of the quarter (i.e. 12:01 a.m. Eastern time on each March 16, June 16, September 16 and December 16) and ends at 11:59 p.m. Eastern time following the close of trading on the first full trading day following the public dissemination by Kornit of its quarterly (or, in the case of the fourth quarter, annual) financial results by press release to the national wire services or by making a filing with the SEC. In the event the public disclosure of financial results for the prior fiscal quarter or year is made prior to open of trading on Nasdaq, the same day shall be considered a “Trading Day” for the purpose of this Policy.

Covered Persons are prohibited from trading in Kornit securities or Derivative Securities during Quarterly Blackout Periods. A Covered Person may not make a gift of Kornit securities or Derivative Securities, except to a Family Member, during a Blackout Period without the prior approval of the Stock Compliance Officer.

Designated Blackout Periods

Any Covered Person, at any time and from time to time, may be informed by the Stock Compliance Officer that he or she, and his or her Associates, are subject to a designated blackout period due to such person’s involvement in or knowledge of a particular matter (a “Designated Blackout Period”, and together with the Quarterly Blackout Periods, “Blackout Period(s)”). Covered Persons so advised are prohibited from trading in Kornit securities or Derivative Securities until they receive further written notice from the Stock Compliance Officer. The existence of a Designated Blackout will not be announced other than to those who are subject to it. Any Covered Person or his or her Associates made aware of the existence of a Designated Blackout Period should not disclose the existence of such blackout for any reason.

It is important to keep in mind that, even if a Blackout Period is not in effect, the prohibition on trading on material, nonpublic information continues to apply at all times.

V.	Approved Trading Plans

Transactions by Covered Persons and their Associates pursuant to a written trading plan (an “Approved Plan”) will not violate this Policy and are not subject to the Blackout Period restrictions or pre-approval procedures if the following conditions are met:

●	the Stock Compliance Officer must approve the Approved Plan prior to it being executed;

●	The Approved Plan must comply with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the following:

(vii)	it must be a written, binding contract, instruction or plan entered into outside of a Blackout Period and at such time when the Covered Person is not in possession of material, nonpublic information;

(vii)	the Approved Plan must expressly specify the amounts, prices and dates of transactions (specifically or through a written formula, or a combination thereof) or confer discretionary authority on another person (who is not a Covered Person or Associate and otherwise is not in possession of material non-public information) to effect one or more purchase or sale transactions for the account of the instructing person;

(vii)	the instructing person may not exercise any subsequent influence over how, when or whether the transactions are effected;

(vii)	the Approved Plan includes the required cooling-off period after execution prior to the start of trading under the plan (which period is: (i) for directors and executive officers who would be subject to Section 16 of the Exchange Act if Kornit were not a foreign private issuer, until the later of: (1) 90 days after the adoption of the plan; or (2) two business days following the disclosure in a periodic report of Kornit’s financial results for the fiscal quarter in which the plan was adopted (but not to exceed 120 days following plan adoption); and (ii) in the case of all other Covered Persons and their Associates), 30 days;

(vii)	all persons entering into the Approved Plan must attest that, at the time of creation of the Approved Plan, they are not aware of material, nonpublic information and that they are adopting the Approved Plan in good faith and not as part of the scheme to evade prohibitions of Rule 10b5-1;

(vii)	the purchase or sale must occur pursuant to the Approved Plan; and

(vii)	all persons entering into the Approved Plan must act in good faith with respect to that plan for the duration thereof.

The Stock Compliance Officer will approve any Approved Plan that complies with the terms of this Section V.

VI.	Short Term Speculation; Hedging Transaction Restrictions

Kornit considers it improper and inappropriate for any Covered Person or their Associates to engage in short-term or speculative transactions in Kornit securities or in other transactions in Kornit securities that may transfer the full risks and rewards of ownership over Kornit securities. Therefore, it is Kornit’s policy that Covered Persons and their Associates may not engage, in any of the following transactions:

●	Publicly Traded Options. A transaction in options is, in effect, a bet on the short- term movement of Kornit shares and therefore creates the appearance of trading based on inside information. Transactions in options also may focus attention on short-term performance at the expense of long-term objectives. Accordingly, transactions in puts, calls or other Derivative Securities, on an exchange or in any other organized market, are prohibited absent prior written approval of the Stock Compliance Officer.

●	Standing Orders. A standing order placed with a broker to sell or purchase Kornit shares at a specified price leaves the shareholder with no control over the timing of the transaction. A transaction pursuant to a standing order – which does not meet the standards of an Approved Plan – executed by the broker when the Covered Person is aware of material nonpublic information may result in unlawful insider trading. Accordingly, standing orders are prohibited during any regular or designated blackout period and at any time that the Covered Person is aware of material, non-public information.

●	Hedging Transactions. Certain forms of hedging or monetization transactions allow Covered Persons to lock in much of the value of their Kornit securities, often in exchange for all or part of the potential for upside appreciation in the securities. These transactions allow the Covered Person to continue to own the covered Kornit security, but without the full risks and rewards of ownership. Such transactions may use methodologies or financial instruments including, but not limited to, short sales, puts, calls, collars, prepaid variable forward contracts and exchange funds. When that occurs, the Covered Person may no longer have the same objectives as Kornit’s other shareholders. Therefore, Covered Persons are prohibited from employing any such methodologies or using any such financial instruments with respect to a Kornit security absent prior written approval of the Stock Compliance Officer.

Any Covered Person who has questions as to whether a particular strategy would violate the Policy is advised to contact the Stock Compliance Officer.

VII.	Application of the Policy to Kornit’s Equity Incentive Plans and Bona Fide Gifts

The provisions of the Policy apply to various investment decisions concerning Kornit securities made by a Covered Person in connection with Kornit’s equity incentive plans, as are in effect from time to time.

Equity Incentive Plans

The Policy does not apply to the grant or the cash exercise of share options granted under Kornit’s equity incentive plans as in effect from time to time, and also would not apply to the delivery of shares to any entity administrating said plans on behalf of Kornit upon exercise of such options to the extent such transactions are permissible under the equity incentive plans. However, the delivery of Kornit shares to any third party in payment for the exercise price of a share option and/or for tax withholding, known as a “cashless” or “same-day sale” exercise, as well as any sale to a third party of Kornit shares acquired upon the exercise of a share option, is subject to the same restrictions that apply to any other sale of Kornit securities, including the Prior Approval Requirement set forth in the Addendum if the person effecting any such transaction is an Addendum Covered Person. These restrictions also apply to any Associate who acquires a transferred share option.

The Policy also does not apply to the vesting or delivery of restricted shares or restricted share units. The sale of Kornit shares acquired on the date of vesting or delivery of such restricted shares or restricted share units to any third party (including for tax withholding purposes) is subject to the same restrictions that apply to any other sale of Kornit securities, including the Prior Approval Requirement set forth in the Addendum if the person effecting any such transaction is an Addendum Covered Person.

Gifts

A bona fide gift of Kornit securities or Derivative Securities to a Family Member is not subject to the restrictions contained in the Policy. Except during a Designated Blackout Period as provided in Part IV of the Policy, a bona fide gift of Kornit securities or Derivative Securities to a charitable, educational or a similar institution or to a person who is not a Family Member is not subject to the restrictions contained in the Policy (Addendum Covered Persons should see the Addendum for restrictions applicable to them). The recipient of a gift who is a Covered Person or an Associate of a Covered Person would be subject to the restrictions of this Policy in connection with any subsequent sale of the gifted securities.

Employee Share Purchase Plan

This Policy does not apply to purchases of Kornit ordinary shares pursuant to any employee share purchase plan resulting from a Covered Person’s periodic contribution of money to such a plan pursuant to the election he or she made at the time of his or her enrollment in the plan. This Policy also does not apply to purchases of Kornit ordinary shares resulting from lump sum contributions to such a plan, provided that the Covered Person elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to a Covered Person’s election to participate in such a plan for any enrollment period, and to his or her sales of Kornit ordinary shares purchased pursuant to such a plan.

VIII.	Post-Termination Transactions

The restrictions imposed by the Policy will continue to apply to a Covered Person and his or her Associates after the termination of his or her employment with or engagement by Kornit for such period of time as such Covered Person is aware of material, nonpublic information until that information has become public or is no longer material. If a Covered Person’s employment or engagement has ended within a Blackout Period and he or she is aware of material, nonpublic information, he or she shall be subject to the Blackout Period restrictions detailed above for the remainder of that Blackout Period.

IX.	Reason for the Prohibition

Under the federal securities laws, it is unlawful for any director, officer or employee of, or any person otherwise associated with, a public company to trade, or to enable others to trade, in the securities of that company while in possession of material, nonpublic information. Violators may be subject to criminal prosecution and/or civil liability.

A criminal prosecution can result in a fine of up to $5 million for individuals and $25 million for corporations (no matter how small the profit or even if there is a loss) and imprisonment for up to 20 years. Civil actions may be brought by a private plaintiff or the SEC. A person who has been found in a civil action brought by the SEC to have violated the prohibition on insider trading by purchasing or selling a security while in possession of material, nonpublic information, or by communicating such information to another person who engages in such trading, can be held liable for a penalty up to three times the profit gained, or the loss avoided, by the person who traded while in possession of material, nonpublic information. The SEC also has the authority to obtain a court order that bars a person who has engaged in insider trading from serving, either permanently or for a period of time, as a director or officer of a public company. There are no limits on the size of the transaction that can trigger insider trading liability. Relatively small trades have in the past occasioned civil and criminal investigations and lawsuits.

Insider trading also can generate significant adverse publicity and, as a result, cause a substantial loss of confidence in Kornit and its securities on the part of the public and the securities markets. This could have an adverse impact on the price of Kornit shares and other securities to the detriment of Kornit and its shareholders.

Remember, anyone scrutinizing your transactions in Kornit securities or Derivative Securities will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

X.	Conclusion

Kornit will strictly enforce the prohibitions against insider trading and the additional restrictions and procedures set forth in this Policy. Any Covered Person, or their Associate, of Kornit or any Related Company who is uncertain regarding the applicability of the Policy is urged to contact the Stock Compliance Officer prior to executing any sale or purchase transaction involving Kornit securities or Derivative Securities to determine if he or she may properly proceed. Directors and officers of Kornit should be particularly careful, since avoiding the appearance of engaging in share transactions on the basis of material, nonpublic information can be as important as avoiding consummating a transaction actually based on such information.

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ADDENDUM TO KORNIT DIGITAL LTD. INSIDER TRADING POLICY APPLICABLE TO DIRECTORS, OFFICERS AND CERTAIN DESIGNATED EMPLOYEES

In addition to compliance with the general insider trading prohibition, subject to Section V of the Policy, all directors and officers of Kornit, and any other employees of, or consultants or contractors to, Kornit or a Related Company designated by the Stock Compliance Officer (each such person subject to the Addendum is referred to as an “Addendum Covered Person”) are required to adhere to the following additional restrictions and procedures when trading in Kornit securities and Derivative Securities.

I.	Prior Approval Requirement

In addition to the Blackout Periods and compliance with the general prohibition on insider trading, an Addendum Covered Person must obtain the approval of the Stock Compliance Officer before effecting a trade in Kornit securities or any Derivative Security (the “Prior Approval Requirement”) (to the extent that such persons are permitted to trade in Derivative Securities consistent with the Short Sale Prohibition and Other Restricted Transactions described in Part V). The Prior Approval Requirement also applies to Associates of the foregoing individuals. A request form for prior approval should be submitted at least one (1) business day prior to the proposed transaction date (or the waiting period required by the bank/broker, if applicable). Covered Persons who have questions regarding Prior Approval Requirement are advised to contact the Stock Compliance Officer. The Prior Approval Requirement will include an affirmation that the Addendum Covered Person does not possess any material information not disclosed to the public as defined in the Section III of the Policy.

II.	Margin Accounts and Pledges

An Addendum Covered Person may not hold Kornit securities in a margin account or pledge Kornit securities as collateral because a margin or foreclosure sale may occur when such Addendum Covered Person is aware of material nonpublic information or otherwise prohibited from trading in Kornit securities. Under certain circumstances an exception may be granted for an Addendum Covered Person to pledge Kornit securities as collateral for a loan (not including margin debt) where the Addendum Covered Person clearly demonstrates the financial capacity to repay the loan without resorting to the pledged securities. Any Addendum Covered Person that wishes to do so must submit a request for approval to the Stock Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge and the Stock Compliance Officer shall have absolute discretion over approving or rejecting such proposed pledge.